File No. 82-5215

*(Summary translation)*



05005654

SUPPL

# The 89th Fiscal Year
# Interim Business Report
(April 1, 2004 through September 30, 2004)



Matsui Securities Co., Ltd.

**Notice to readers:**

Consolidated interim statements of balance sheets and consolidated interim statements of cash flows have been amended after the issuance of this interim business report. These corrections have been revealed as an amendments to the "Consolidated and Non-Consolidated Financial Summary under Japanese GAAP for the Six Months Ended September 30, 2004 (Kessan Tanshin)." This summary translation is based on the amended financial statements. Please refer the details of the amendment to the summary translation of Kessan Tanshin.

# 1. Outline of Operation

**Consolidated**
Non-consolidated

| | Year ended Mar. 31, 2000 | Year ended Mar. 31, 2001 | Year ended Mar. 31, 2002 | Year ended Mar. 31, 2003 | Year ended Mar. 31, 2004 | Six months ended Sep. 30, 2004 |
|---|---|---|---|---|---|---|
| Earnings per share (Yen) | **143.45**<br>142.40 | **114.77**<br>114.26 | **24.56**<br>24.42 | **16.94**<br>16.86 | **81.50**<br>81.44 | **75.68**<br>75.64 |
| Fully diluted earnings per share (Yen) | –<br>– | –<br>– | **24.11**<br>23.98 | **16.66**<br>16.58 | **76.99**<br>76.93 | **67.39**<br>67.35 |
| Net assets per share (Yen) | **1,302.20**<br>1,298.51 | **258.90**<br>258.14 | **355.25**<br>354.82 | **363.80**<br>363.29 | **439.36**<br>438.80 | **491.06**<br>490.45 |

# 2. Interview with Michio Matsui (President, Chief Executive Officer and Representative Director)

*Translation omitted.*

## 3. Organization (As of September 30, 2004)

Directors:

| | |
|---|---|
| Michio Matsui | President and Chief Executive Officer |
| Yuichiro Kuki | Chief Operating Officer |
| Hirohito Imada | Chief Financial Officer |
| Akira Nakamura | Managing Director (Compliance Office ) |
| Hisashi Tanaami | Managing Director (Corporate Services Dept.) |
| Yoshihiko Sugiyama | Director (Risk Management Dept.) |
| Masahito Amemiya | Director (President Office) |
| Ayumi Sato | Director (Customer Support Dept.) |
| Yukihiro Yabuki | Director (Business Development Dept.) |

Auditors:

| | |
|---|---|
| Yoshinobu Isokawa | Standing Corporate Auditor |
| Kyosuke Moriya | Outside Corporate Auditor |
| Kentaro Aoki | Outside Corporate Auditor |

Organization:



Shareholders' Meeting
Board of Corporate Auditors / Corporate Auditors
Board of Directors
President & CEO
Executive Committee
President's Office
Compliance Office
Chief Financial Officer (CFO)
Financial Dept.
Customer Support Dept.
Risk Management Dept.
Chief Operating Officer (COO)
System Dept.
Business Development Dept.
Sales&Marketing Dept.
Corporate Services Dept.

# 4. Consolidated Financial Statements

**Notice to readers:**

The accompanying consolidated financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Accounting Standards.

The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

## Consolidated Balance Sheets

(Millions of Yen)

| Item | September 30, 2003 | September 30, 2004 | March 31, 2004 |
|---|---|---|---|
| (Assets) | | | |
| Current assets | | | |
| Cash and bank deposits | 12,248 | 45,787 | 29,744 |
| Cash segregated as deposits | 140,701 | 181,003 | 183,002 |
| Cash in trust | – | 5,700 | 4,400 |
| Trading assets | 94 | 976 | 397 |
| Net receivables arising from pre-settlement date trades | 67 | – | 14 |
| Margin account assets: | 180,525 | 314,471 | 261,154 |
| Loans receivable from customers | 176,410 | 309,941 | 252,081 |
| Cash deposited as collateral for securities borrowed from securities finance companies | 4,115 | 4,531 | 9,073 |
| Receivable on collateralized securities transactions: | – | 107 | – |
| Cash deposits collateral for securities borrowed | – | 107 | – |
| Receivables from customers and others | 135 | 152 | 23 |
| Advance paid for subscription | 234 | 76 | 44 |
| Short-term guarantee deposits | 3,570 | 2,088 | 899 |
| Others | 2,033 | 3,964 | 3,415 |
| Allowance for doubtful accounts | (208) | (170) | (206) |
| Total current assets | 339,398 | 554,155 | 482,887 |
| Fixed assets | | | |
| Tangible fixed assets | 870 | 1,152 | 974 |
| Intangible assets | 2,169 | 1,892 | 2,055 |
| Software | 2,116 | 1,835 | 1,997 |
| Others | 53 | 57 | 58 |
| Investments and others | 1,969 | 2,453 | 2,250 |
| Investment securities | 1,021 | 1,322 | 1,177 |
| Others | 1,197 | 1,150 | 1,334 |
| Allowance for doubtful accounts | (249) | (18) | (261) |
| Total fixed assets | 5,009 | 5,498 | 5,279 |
| Total assets | 344,407 | 559,653 | 488,166 |

(Millions of Yen)

| Item | September 30, 2003 | September 30, 2004 | March 31, 2004 |
|---|---|---|---|
| (Liabilities) | | | |
| Current liabilities | | | |
| Trading assets | 89 | 325 | 217 |
| Net payables arising from pre-settlement date trades | – | 526 | — |
| Margin account liabilities: | 100,912 | 105,586 | 101,342 |
| Loans from securities finance companies | 70,021 | 77,741 | 64,046 |
| Proceeds of securities sold on customers' account | 30,891 | 27,845 | 37,296 |
| Payables on collateralized securities transactions: | 22,134 | 53,410 | 23,579 |
| Cash deposits as collateral for securities loaned | 22,134 | 53,410 | 23,579 |
| Deposits received | 56,595 | 82,426 | 79,361 |
| Guarantee money received | 89,011 | 129,434 | 112,977 |
| Suspense account for undelivered securities | – | 28 | 15 |
| Short-term borrowings | 22,931 | 21,877 | 25,177 |
| Commercial paper | – | 1,000 | 3,000 |
| Bond due within one year | – | 500 | 500 |
| Accrued income taxes | 2,456 | 4,931 | 6,112 |
| Accrued bonuses | 84 | 93 | — |
| Others | 1,021 | 1,435 | 1,650 |
| Total current liabilities | 295,234 | 401,572 | 353,929 |
| Long-term liabilities | | | |
| Bond | 10,500 | 40,000 | 20,000 |
| Convertible bond | — | 40,000 | 40,000 |
| Long-term borrowings | 3,120 | 32,593 | 33,532 |
| Reserve for directors' retirement bonuses | 281 | 241 | 281 |
| Others | 0 | 0 | 0 |
| Total long-term liabilities | 13,902 | 112,834 | 93,813 |
| Statutory reserves | | | |
| Reserve for securities transactions | 1,002 | 1,555 | 1,261 |
| Total Statutory reserves | 1,002 | 1,555 | 1,261 |
| Total liabilities | 310,137 | 515,961 | 449,004 |
| (Shareholders' equity) | | | |
| Common stock | 11,414 | 11,464 | 11,463 |
| Capital surplus | 9,264 | 9,313 | 9,312 |
| Earned surplus | 13,580 | 22,826 | 18,352 |
| Net unrealized gain (loss) on Investment securities, net of taxes | 15 | 109 | 52 |
| Treasury stock | (4) | (19) | (17) |
| Total shareholders' equity | 34,269 | 43,692 | 39,162 |
| Total liabilities and shareholders' equity | 344,407 | 559,653 | 488,166 |

## Brief comments on the consolidated balance sheets:

*Translation omitted.*

## An outlook for the quarterly results of operations

*Translation omitted.*

# Consolidated Statements of Income

(Millions of Yen)

| Item | Six months ended September 30, 2003 | Six months ended September 30, 2004 | Year ended March 31, 2004 |
|---|---|---|---|
| Operating revenues | | | |
| Commissions | 8,286 | 14,106 | 20,206 |
| Net gain (loss) on trading | 0 | 12 | 30 |
| Interest and dividend income | 1,788 | 4,824 | 4,800 |
| Total operating revenues | 10,074 | 18,942 | 25,036 |
| Interest expenses | 588 | 1,137 | 1,298 |
| Net operating revenues | 9,486 | 17,805 | 23,738 |
| Selling, general and administrative expenses | 4,495 | 5,844 | 9,453 |
| Transaction related expenses | 1,002 | 1,680 | 2,261 |
| Employees compensation and benefits | 899 | 921 | 1,863 |
| Occupancy and rental | 166 | 134 | 369 |
| Data processing and office supplies | 1,886 | 2,577 | 3,986 |
| Depreciation | 329 | 356 | 689 |
| Duties and taxes other than income taxes | 69 | 103 | 67 |
| Provision of allowance for doubtful accounts | 85 | – | 94 |
| Others | 60 | 73 | 125 |
| Operating income | 4,990 | 11,961 | 14,285 |
| Non-operating income | 18 | 56 | 30 |
| Non-operating expenses | 51 | 99 | 298 |
| Ordinary income | 4,957 | 11,918 | 14,016 |
| Special profits | 0 | 62 | 2 |
| Special losses | 304 | 298 | 776 |
| Income before income taxes | 4,654 | 11,683 | 13,242 |
| Income taxes - current | 2,458 | 4,824 | 6,676 |
| Income taxes - deferred | (312) | 125 | (713) |
| Net income | 2,507 | 6,733 | 7,280 |

## Brief comments on the consolidated statements of income:

*Translation omitted.*

## Consolidated Statements of Retained Earnings

| Item | Six months ended September 30, 2003 | | Six months ended September 30, 2004 | | Year ended March 31, 2004 | |
|---|---|---|---|---|---|---|
| | Millions of Yen | | Millions of Yen | | Millions of Yen | |
| (Capital surplus) | | | | | | |
| I Beginning balance of capital surplus | | 9,254 | | 9,312 | | 9,254 |
| II Increase in capital surplus | | | | | | |
| 1 Issuance of new shares on the exercise of new-share purchase rights | 9 | 9 | 1 | 1 | 57 | 57 |
| III Capital surplus at end of period | | 9,264 | | 9,313 | | 9,312 |
| (Earned surplus) | | | | | | |
| I Beginning balance of earned surplus | | 11,516 | | 18,352 | | 11,516 |
| II Increase in earned surplus | | | | | | |
| 1 Net income | 2,507 | 2,507 | 6,733 | 6,733 | 7,280 | 7,280 |
| III Decrease in earned surplus | | | | | | |
| 1 Cash dividends | 444 | | 2,183 | | 444 | |
| 2 Bonus to directors | — | | 74 | | — | |
| 3 Bonus to auditors | — | 444 | 3 | 2,260 | — | 444 |
| IV Earned surplus at end of period | | 13,580 | | 22,826 | | 18,352 |

## Consolidated Statements of Cash Flows

| Item | Six months ended September 30, 2003 | Six months ended September 30, 2004 | Year ended March 31, 2004 |
|---|---|---|---|
| | Millions of Yen | Millions of Yen | Millions of Yen |
| I Cash flows from operating activities | | | |
| Income before income taxes | 4,654 | 11,683 | 13,242 |
| Depreciation and amortization | 329 | 356 | 689 |
| Net change in allowance for doubtful accounts | 85 | (278) | 94 |
| Net change in accrued bonuses | (13) | 93 | (98) |
| Net change in reserve for securities transactions | 248 | 294 | 508 |
| Interest and dividend income | (9) | (18) | (14) |
| Interest expenses | 46 | 453 | 313 |
| Interest income on margin transactions | (1,765) | (4,581) | (4,720) |
| Interest expenses on margin transactions | 504 | 616 | 862 |
| Loss on sales and disposals of property and equipment | – | 4 | 130 |
| Loss on sales of investment securities | (0) | – | (0) |
| Devaluation loss on corporate golf and resort membership | 0 | – | 6 |
| Net change in deposits segregated for customers | (62,900) | 1,999 | (105,201) |
| Net change in cash in trust | – | (1,300) | (4,400) |
| Net change in trading assets | (4) | (470) | (180) |
| Net change in margin assets and liabilities | (41,483) | (49,073) | (121,683) |
| Net change in deposits received | 21,339 | 3,065 | 44,105 |
| Net change in cash collateral for securities loaned | 17,271 | 29,831 | 18,715 |
| Net change in guarantee deposits received | 41,268 | 16,457 | 65,234 |
| Net change in short-term guarantee deposits | – | (1,189) | 2,100 |
| Bonus to officials | – | (77) | – |
| Others | (1,008) | 609 | (65) |
| Sub total | (21,439) | 8,475 | (90,362) |
| Interest and dividend received | 9 | 18 | 14 |
| Interest paid | (31) | (392) | (156) |
| Interest on margin transactions received | 1,772 | 3,631 | 4,289 |
| Interest on margin transactions paid | (513) | (584) | (915) |
| Income taxes paid | (138) | (6,083) | (699) |
| Net cash flows from operating activities | (20,338) | 5,065 | (87,829) |

| Item | Six months ended September 30, 2003 | Six months ended September 30, 2004 | Year ended March 31, 2004 |
|---|---|---|---|
| | Millions of Yen | Millions of Yen | Millions of Yen |
| Ⅱ Cash flows from investing activities | | | |
| Payments for purchases of property and equipment | (61) | (199) | (337) |
| Payments for purchases of intangible assets | (414) | (264) | (512) |
| Payments for purchases of investment securities | (157) | (50) | (250) |
| Proceeds from sales of investment securities | 7 | – | 7 |
| Proceeds from maturity and cancellation of insurance contracts | 0 | – | 0 |
| Others | (31) | 7 | (198) |
| Net cash flows from investing activities | (657) | (505) | (1,290) |
| Ⅲ Cash flows from financing activities: | | | |
| Net change in short-term borrowings | 16,000 | (6,300) | 16,950 |
| Net change in commercial paper | – | (2,000) | 3,000 |
| Proceeds from long-term borrowings | 3,080 | 3,000 | 35,080 |
| Repayments of long-term borrowings | (207) | (939) | (499) |
| Payments for installment purchase obligation | (143) | – | (143) |
| Proceeds from issuance of new bonds | 9,951 | 19,905 | 59,831 |
| Proceeds from issuance of new stock | 18 | 1 | 115 |
| Payments for purchase of treasury stock | (1) | (2) | (15) |
| Dividends paid | (444) | (2,183) | (444) |
| Net cash flows from financing activities | 28,254 | 11,483 | 113,875 |
| Ⅳ Translation difference of cash and cash equivalent | (0) | 0 | (0) |
| Ⅴ Net change in cash and cash equivalent | 7,259 | 16,042 | 24,756 |
| Ⅵ Cash and cash equivalents at beginning of period | 4,989 | 29,744 | 4,989 |
| Ⅶ Cash and cash equivalents at end of period | 12,248 | 45,787 | 29,744 |

## Capital Adequacy Ratio

(Millions of Yen)

| | | As of Sep. 30, 2003 | As of Sep. 30, 2004 | As of Mar. 31, 2004 |
|---|---|---|---|---|
| Tier I Capital | ① | 34,206 | 43,528 | 36,799 |
| Tier II Capital | Net unrealized gain on investment | 14 | 108 | 52 |
| | Statutory reserves | 1,001 | 1,555 | 1,261 |
| | Allowance for doubtful accounts | 208 | 170 | 205 |
| | Short-term subordinate debts | 500 | 500 | 500 |
| | Total ② | 1,724 | 2,334 | 2,019 |
| Assets to be deducted from equity capital | ③ | 4,408 | 4,681 | 4,633 |
| Equity capital after deduction | ①+②−③ (A) | 31,522 | 41,181 | 34,184 |
| Risk | Market risk | 98 | 214 | 135 |
| | Counter party risk | 3,831 | 6,635 | 5,439 |
| | Basic risk (The quarter of total operating expenses for the year ended the month before the last month) | 1,896 | 2,658 | 2,262 |
| | Total (B) | 5,826 | 9,507 | 7,837 |
| Capital adequacy ratio | (A)／(B)×100 | 541.0 | 433.1 | 436.1 |

Note: Capital adequacy ratio as of March 31, 2004 is calculated with appropriated retained earnings being deducted from Tier I capital.

## 6. Corporate profile and Company's shares

- Total number of shares outstanding: 88,984,452 shares
- Number of shareholders: 21,146
- Stock market listed: Tokyo Stock Exchange (First section)
- Accounting auditor: Chuo Aoyama Audit Corporation
- Number of directors and employees (Including Temporary staffs): 156
- Distribution of shares

1) Number of shares

| | | |
|---|---|---|
| Individuals and others | 52,152,958 | (58.61%) |
| Financial institutions | 13,769,300 | (15.47%) |
| Other domestic institutions | 12,085,608 | (13.58%) |
| Foreigners | 9,896,258 | (11.12%) |
| Securities companies | 1,080,328 | (1.21%) |
| Total | 88,984,452 | |

2) Number of shareholders

| | |
|---|---|
| Individuals and others | 20,754 |
| Financial institutions | 45 |
| Other domestic institutions | 137 |
| Foreigners | 173 |
| Securities companies | 37 |
| Total | 21,146 |

## Principal Shareholders

(As of September 30, 2004)

| Name | Address | Shares owned | Percentage of shares owned to the total shares outstanding (%) |
|---|---|---|---|
| Chizuko Matsui | 2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan | 25,233,200 | 28.36 |
| Michio Matsui | 2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan | 12,097,781 | 13.60 |
| Shokosha Ltd. | 1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan | 8,130,408 | 9.14 |
| Japan Trustee Services Bank, Ltd. (Trust account) | 1-8-11, Harumi, Chuo-ku, Tokyo, Japan | 5,530,100 | 6.21 |
| Maruroku Ltd. | 2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan | 3,564,000 | 4.01 |
| The Master Trust Bank of Japan, Ltd. (Trust account) | 2-11-3, Hamamatsucho, Minato-ku, Tokyo, Japan | 2,130,000 | 2.39 |
| Michitaro Matsui | 2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan | 1,463,400 | 1.64 |
| Chiaki Matsui | 2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan | 1,463,300 | 1.64 |
| Yuma Matsui | 2-4-2, Nishikata, Bunkyo-ku, Tokyo, Japan | 1,463,200 | 1.64 |
| AIG Star Life Insurance Co., Ltd. (General Account) | 2-3-14, Higashishinagawa, Shinagawa-ku, Tokyo, Japan | 1,295,200 | 1.46 |

## 7. Introduction of Netstock Online Trading Services

*Translation omitted.*